Exhibit 12.1

Senior Housing Properties Trust

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Year Ended December 31,
	2004		2003		2002		2001		2000
Earnings:
Net income	$56,742		$45,874		$50,184		$17,018		$58,437
Fixed charges	41,836		37,899		30,210		7,334		15,366
Adjusted earnings	$98,578		$83,773		$80,394		$24,352		$73,803

Fixed charges:
Interest expense	$41,836		$37,899		$30,210		$7,334		$15,366
Ratio of earnings to fixed charges	2.4	x	2.2	x	2.7	x	3.3	x	4.8	x